Puraclenz Holdings, Inc



Annual Report

P.O. Box 733

Old Greenwich, CT 06870

(833) 360-7872

www.puraclenz.com

This Annual Report is dated April 30, 2024.

Description of Business

Puraclenz Holdings, Inc and its wholly owned subsidiary Puraclenz, LLC manufacture and sell unique products in the air purification space. Unlike virtually every other product on the market, Puraclenz products uses a patent and trade-secret version of Photocatalytic Oxidation (PCO).

PCO attacks and deactivates viruses, bacteria and mold spores in the air and on surfaces which being proven safe for people, pets and plants. No other product on the market can make these claims.

Our first units began shipping in mid-2021. Since then, we have sold over 17,000 through 2023 and have generated a cumulative $6.5MM in revenue.

Units are sold primarily direct to consumer through our website, www.puraclenz.com and Amazon.

Previous Offerings

Name: Pre-Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $1,307,223.67
Number of Securities Sold: 798,711
Use of proceeds: Technology and distribution network acquisition
Date: various through January 07, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,442,221.71
Number of Securities Sold: 844,662
Use of proceeds: Inventory, Product Development, Marketing, Working Capital
Date: various through June 30, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 958,200
Use of proceeds: Class A Shares - Company founder stock
Date: June 25, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Seed-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,495,000.00
Number of Securities Sold: 1326,229
Use of proceeds: Working Capital

Date: various through November 15, 2022
Offering exemption relied upon: 506(b)

Type of security sold: Seed-2 Secured Notes
Final amount sold: $933,395.36
Use of proceeds: Seed-2 Note secured by Inventory in USA Warehouse
Date: various through January 19, 2022
Offering exemption relied upon: 506(b)

Name: Seed-2 Preferred Stock Warrants - Currently unexecuted
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 377,455
Use of proceeds: Working Capital
Date: various November 15, 2022
Offering exemption relied upon: 506(b)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $137,116.00
Number of Securities Sold: 48,066
Use of proceeds: Working Capital and Payment for Services
Date: Various through 12/31/22
Offering exemption relied upon: Section 4(a)(2)

Name: Class C Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 860,578
Use of proceeds: Equity Compensation Pool for Employees
Date: January 19, 2022
Offering exemption relied upon: Section 4(a)(2)

Risk Factors

Operating Results Will Vary.

We expect our operating results to fluctuate on a quarterly and annual basis. Our revenue and operating results could vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance because of a variety of factors, some of which are outside of our control. Any of these events could cause the market price of our common equities to fluctuate. Factors that may contribute to the variability of our operating results include:
1. The novelty of our products.
2. The cost of investing in our technological infrastructure may be greater than we anticipate.
3. The entrance of new competitors in our market whether by established companies or the entrances of new companies; and,

4. General industry and macroeconomic conditions.

5. Given the brief history of the Company's strategy, historical operating results are not available to you in predicting our future operating results. The business may be susceptible to cyclicality and seasonality. However, because of our limited operating history, any evidence of this is difficult to see.

Dependence on One Technology.

The Company's business is principally limited to adapting its sole PCO technology to serve various markets in different product applications. Puraclenz's dependence on a single technology may limit its ability to adapt to changing business and market conditions.

Regulatory Risks.

The Company's products and PCO technology are defined as a "pesticide device" by the US Environmental Protection Agency ("EPA") under the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA). Pesticidal devices must follow EPA FIFRA regulations including not to use false or misleading claims on their labels or labeling. A claim about the effectiveness or safety of devices that cannot be supported by the Company's scientific data could be an example of a false or misleading claim. Device manufacturers are responsible for maintaining records and data to support their claims. Pesticidal devices do not require EPA registration.
The EPA's regulations on pesticides are evolving and it is possible that additional regulations may be imposed on our products in the future. These could range from modifying marketing claims used by the Company, conducting additional scientific research or requiring pesticide registration. Pesticide registration is a lengthy process including the EPA's thorough review of data supporting the registration, including product performance (efficacy) studies and toxicity safety tests. It is generally unlawful to sell or distribute a pesticide that is not registered by EPA. Therefore, most pesticide products must be registered by EPA unless they qualify for an exemption.

Currently Unprofitable.

The Company has yet to generate a profit or achieve positive cash flow. These deficits have been funded by prior equity investors, notes from equity investors, and recently, from third-party borrowing. The Company estimates that it requires monthly sales of over $600,000 with a total Return On Advertising Spend (ROAS) of approximately 315% to become cash flow positive on an Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) basis, a level that has yet to be achieved. While Business Plan and financial model anticipates monthly sales to exceed $600,000 with a total ROAS of 315% later in 2024, those results are not guaranteed.

Highly Competitive Landscape.

The IAQ (interior air quality) purification market is exploding with many options available to businesses and consumers. There are numerous companies and technologies competing in this market sector using various technologies including Ultraviolet (UV) light-based systems, Hydrogen Peroxide sprays, Negative Ionizers, Ozonators and various forms of PCO based devices similar to Puraclenz and hybrid versions of all of the above. Prices range from $150,000 for UV Robots to $99.99 for smaller HEPA products with a limited range of performance. Most of these systems are considered "passive" in that they pull air from the interior space into their system, pass it through a filter of some sort (HEPA) and then push it back out into the same interior space. Such passive systems are considered energy inefficient, requiring regular filter monitoring and replacement and do not adequately address both air and surface contaminants in the areas being treated. Despite the proprietary advanced technology of the Company, it is possible that competitors with significantly more working capital could make it difficult for Puraclenz to secure market share.

Manufacturing Concentration – China.

All Puraclenz products are manufactured in China. United States relations with China could have an impact on the Company in the near and long term. Under current trade regulations the Company's products are subject to a Section 301 made in China 25% tariff, but periodically from 2020 through 2023 our products have been waived from incurring this tariff by USTR exclusion lists. There is no guarantee that the tariff will be waived in the future. Should tariffs or quotas be imposed, the manufacturer of the Photon line already has factory locations in Vietnam and Puraclenz would move production there to avoid the 25% Section 301 tariff. The Core line is solely sourced in China and would be subject to any Section 301 tariffs or quotas, should they be imposed. The majority of all air purifiers sold in the United States are made in China so most of Puraclenz's competitors would incur a 25% Section 301 tariff if air purifiers are no longer on the USTR exclusion list.

Dependency on CEO – Management Leadership.

The Company relies extensively on the leadership of its CEO, Chris Dooley, for product design, development, marketing, and manufacturing. Mr. Dooley has an employment agreement with Puraclenz that continues until terminated by either party with 30 days' notice. When 25% of the Series A financing round is closed, the parties will enter into a new employment agreement on essentially similar compensation terms with additional stock options granted as approved by the Board of Directors and majority vote of non-Class C stockholders as stipulated by the Corporation's Stockholders Agreement. In the event of his being unable to serve as CEO, or his departure from the Company, the Company does not currently have personnel who could fill his shoes.

Legal Risks.

The defense and prosecution of patent suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease selling certain of its products. We may become involved in legal proceedings that, if adversely adjudicated or settled, could adversely affect our financial results. We may, in the future, become party to litigation. In general, litigation claims can be expensive, and time consuming to bring or defend against and could result in settlements or damages that could significantly affect financial results. It is not possible to predict the final resolution of the litigation to which we may in the future become party to, and the impact of certain of these matters on our business, results of operations and financial condition could be material. If we are unable to continue as a going concern, investors may face a complete loss of their investment.

Operating Results – 2023 Compared to 2022

Revenue

Gross revenue in 2023 was $3,996,000 up from $1,880,000 in 2022. Primary driver of increase in revenue was the shift to selling our products direct to consumers and focusing our marketing efforts focusing on prevention of the spread of mold.

Net revenue in 2023 was $3,564,000 up from $1,767,000 in 2022. Primary driver of increase in net revenue was increased sales partially offset by a high rate of returns from products sold to distributors in 2021.

Cost of Sales

Cost of sales in 2023 was $868,000 or 21.7% of gross revenue. This compares to $575,000 and 30.6% in 2022. Primary reason for the improvement is a change in product mix and the use of ocean freight for delivery of goods in 2023 versus air freight in 2022.

Gross Margins

Gross margin was $2,696,000 in 2023, up from $1,192,000 in 2022. As a percentage of gross revenue was 67.5% in 2023 unchanged from 2022.

Expenses

Total operating expenses in 2023 were $1,496,748, up $4,573,000 from $3,079,000 in 2022. This increase was primarily due to $1,058,000 increase in marketing and product delivery costs with the balance of the increase coming from additional compensation and interest costs.

Net Income:

Net loss was $1,877,000 in 2023 versus $1,887,000 in 2022. See above for contributing factors.

Cash flows:

Cash outflows from operating and investing activities in 2023 was $1,347,000 in 2023 versus $1,330,000. The company generated $1,149,000 from financing activities in 2023, all from the issue of debt versus $397,000 in 2022 approximately 60% from equity and 40% from debt. The company must scale revenue and improve marketing efficiency in order to become cash flow positive

On December 31, 2023, how much available cash did the Company have?

$	17000

Debt

Creditor: Seed-2 Secured Promissory Noteholders

Amount Owed: $904,645.56
Interest Rate: 8.0%
Maturity Date: November 30, 2023

Creditor: Product Spring, LLC Promissory Notes
Amount Owed: $170,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2024

Creditor: Melcher Funding, LLC - inventory notes
Amount Owed: $662,000.00
Interest Rate: 20.0%
Maturity Date: interest only

Creditor: Melcher Funding, LLC - two-year amortizing note
Amount Owed: $234,731.56
Interest Rate: 18.0%
Maturity Date: June 30, 2025

Creditor: Melcher David L. Wunder inventory note
Amount Owed: $300,000.00
Interest Rate: 15.0%
Maturity Date: amortizes based on sales - expected payoff in 2Q 2024

Creditor: ROK/Fundworks Merchant Cash Advance
Amount Owed: $52,173.94
Interest Rate: na - weekly payment of $2,956.52
Maturity Date: 6/13/24

Directors and Officers

Name: Christopher Dooley

Christopher Dooley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
o   Position: CEO, Director & Co-Founder
        Dates of Service: June, 2020 - Present
        Responsibilities: Lead Sales, Marketing, Operations, and Finance. Mr. Dooley is paid $1 per
        year as a base salary plus an annual 2% cash bonus on revenue generated which has been
        accrued but not paid. His primary compensation is through equity compensation grants
        that vest only upon a change in control of the company or the filing of a registration
        statement for an IPO.

Other business experience in the past three years:
        Employer: Product Spring LLC

Title: President
Dates of Service: July, 2009 - Present
Responsibilities: Lead Sales, Marketing and Operations. Mr. Dooley is part-time at Product Spring LLC, working 4-6 hours per week.

Name: F. Wendell Minnick

F. Wendell Minnick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
o   Position: Chairman & Co-Founder
        Dates of Service: June, 2020 - Present
        Responsibilities: Lead Board of Directors and assist in fund raising. For his service on the Board, Mr Minnick receives equity compensation grants that accrue monthly but vest only upon a change in control of the company or the filing of a registration statement for an IPO.

Other business experience in the past three years:
   None

Name: Donald G. Magill, III

 Mr. Magill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
o   Position: Chief Financial Officer
        Dates of Service: January, 2023 - Present
        Responsibilities: Finance, accounting, treasury, secretary. Mr. Magill receives an annual base salary of $50,000 which has been accrued but not paid. In addition, Mr. Magill receives equity compensation grants that accrue monthly but vest only upon a change in control of the company or the filing of a registration statement for an IPO.

Other business experience in the past three years:
        Employer: Wilkinson Stekloff, LLP
        Title: Chief Operating Officer
        Dates of Service: August, 2017 - December, 2022

Principal Securities Holders

No single individual or entity holds more than 20% of the voting stock of the company. The largest single holder is:

Stockholder Name: Christopher Dooley
o   Title of class: Class A Voting Common Stock
    Amount and nature of Beneficial ownership: 508,200
o Title of class: Seed 2 Preferred Stock

Amount and nature of Beneficial ownership: 15,058
o   Title of class: Class C Non-Voting Common Stock
Amount and nature of Beneficial ownership: 278,423
- Percentage of Voting Shares: 17.6%

Related Party Transactions

Name of Entity: Product Spring LLC
Names of 20% owners: Christopher Dooley
Relationship to Company: CEO, Director, and 20% Owner

Nature / amount of interest in the transaction: Product Spring LLC, owned by Christopher Dooley, loaned money to Puraclenz LLC totaling $470,000 of which $461,154 is outstanding as of 12/31/23.

Material Terms: As of 12/31/23
- Loan 1: Seed 2 note with outstanding balance of $291,164. Note carries annual 8% interest which has been accrued but is unpaid.
- Loan 2: Balance of $170,000. Note carries annual 8% interest which has been accrued but is unpaid.

Our Company Securities

As of 12/31/23 The company has authorized Class A Voting Common Stock, Pre-Seed Preferred Stock, Seed 1 Preferred Stock, Seed 2 Preferred Stock, Class B Non-Voting Common Stock, Class C Non-Voting Common Stock, Seed 3 Preferred Stock, and Seed 2 Convertible Note.

Class A Common Stock
>   The amount of security authorized is 2,000,000 with a total of 958,200 outstanding.
>   Voting Rights: 1 vote per share.
>   Material Rights: Please refer to the Company's Amended & Restated Articles of Incorporation on Form C - Exhibit F for dividend and liquidation rights.

Pre-Seed Preferred Stock
>   The amount of security authorized is 1,000,000 with a total of 798,711 outstanding.
>   Voting Rights: 1 vote per share.
>   Material Rights: Please refer to the Company's Amended & Restated Articles of Incorporation on Form C - Exhibit F for dividend and liquidation rights.

Seed 1 Preferred Stock
>   The amount of security authorized is 1,000,000 with a total of 844,662 outstanding.
>   Voting Rights: 1 vote per share
>   Material Rights: Please refer to the Company's Amended & Restated Articles of Incorporation on Form C - Exhibit F for dividend and liquidation rights.

<u>Seed 2 Preferred Stock</u>

The amount of security authorized is 1,000,000 with a total of 365,229 shares outstanding and 377,455 shares to be issued pursuant to outstanding warrants, should they be exercised

Voting Rights: 1 vote per share.

Material Rights: Please refer to the Company's Amended & Restated Articles of Incorporation on Form C - Exhibit F for dividend and liquidation rights.

<u>Class B Common Stock</u>

The amount of security authorized is 2,000,000 with a total of 48,066 outstanding.

Voting Rights: Non-voting

Material Rights: Please refer to the Company's Amended & Restated Articles of Incorporation on Form C - Exhibit F for dividend and liquidation rights.

<u>Class C Common Stock</u>

The amount of security authorized is 2,000,000 with a total of 860,578 outstanding.

Voting Rights: Non-voting

Material Rights: Please refer to the Company's Amended & Restated Articles of Incorporation on Form C - Exhibit F for dividend and liquidation rights.

<u>Seed 3 Preferred Stock</u>

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights: The voting rights will be determined by the Board of Directors.

Material Rights: Please refer to the Company's Amended & Restated Articles of Incorporation on Form C - Exhibit F for dividend and liquidation rights.

Have you executed a corporate action in the last year? (Stock split, conversion of shares, etc.) No

Company Legal Name

Puraclenz Holdings, Inc.

Issuer Signature

Christopher Dooley

Issuer Title

Chief Executive Officer

Signature Persons ⓘ

All officers and directors that were required to sign the Form C are also required to sign the Form C-AR (even if those individuals are the same person s/he still has to sign in those capacities).

Signature

Christopher Dooley

Person Title

Chief Executive Officer

Exhibit A
Financial Statements

I, Christopher P. Dooley, the Chief Executive Officer of Puraclenz Holdings, Inc., hereby certify that the financial statements of Puraclenz Holdings, Inc. and subsidiaries, and notes thereto for the periods ending 2023 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the tax year 2022, Puraclenz Holdings, Inc. and Puraclenz LLC filed separate tax returns. The amounts reported on the returns were:

	Total Income	Taxable Income	Tax
Puraclenz Holdings, Inc.	31	(34,941)	0
Puraclenz, LLC	1,257,105	(1,247,581)	0
Total	1,257,136	(1,282,522)	0

The returns were prepared on the modified cash basis of accounting, not accrual. In 2023, we will be preparing returns on a consolidated basis.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2024.



Title: Chief Executive Officer

Date: April 30, 2024

Puraclenz Holdings, Inc.
Consolidated Balance Sheet
As of December 31
($000)

	2023	2022
ASSETS		
Current Assets		
Cash and Equivalents	17	242
Accounts Receivable	127	162
Other Current Assets		
Inventory	664	423
Other Current Assets	8	171
Total Other Current Assets	672	595
Total Current Assets	816	998
Fixed Assets		
Fixed Assets	691	296
Accumulated Depreciation	(195)	(97)
Intangible Assets	2,502	2,139
Accumulated Amortization	(669)	(449)
Total Fixed Assets	2,329	1,890
TOTAL ASSETS	3,144	2,888
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	629	234
Other Current Liabilities	2,239	586
Total Current Liabilities	2,868	819
Total Long-Term Liabilities	990	905
Total Liabilities	3,858	1,724
Equity		
Retained Earnings	(3,303)	(1,416)
Paid in Capital	7,489	7,489
Net Income	(1,877)	(1,887)
Total Equity	(713)	1,164
TOTAL LIABILITIES AND EQUITY	3,144	2,888

Puraclenz Holdings, Inc.
Profit and Loss
For the Years Ended December 31,
(S000)

	2023	2022
Income		
Sales Revenue	3,996	1,880
Sales Returns and Allowances	(432)	(113)
Total Income	**3,564**	**1,767**
Cost of Goods Sold	868	575
Gross Profit	**2,696**	**1,192**
Expenses		
Direct Sales Costs	573	311
Advertising & Marketing	2,234	1,438
Product Related	143	294
Compensation Related	683	344
General & Administrative	310	263
Capital Raising Expense	78	44
Interest Expense	235	99
Amortization Expense	220	230
Depreciation - Expense	98	54
Total Expenses	**4,573**	**3,079**
Net Operating Income	**(1,877)**	**(1,887)**

Puraclenz Holdings, Inc.
Statement of Cash Flows
For the years ended December 31,
($000)

	2023	2022
OPERATING ACTIVITIES		
Net Income	**(1,877)**	**(1,887)**
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	62	(30)
Change in Inventory	(240)	477
Depreciation/Amortization	318	285
Accounts Payable	395	105
Accrued Compensation	162	56
Accrued Interest	110	83
Accrued Royatlies and Commisssions	332	151
Changes in other Current Liabilities	(14)	(120)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,124**	**1,006**
Net cash provided by operating activities	**(753)**	**(880)**
INVESTING ACTIVITIES		
Purchase of Fixed Assets	(232)	(218)
Increases in Goodwill & Other Intangibles	(362)	(231)
Net cash provided by investing activities	**(594)**	**(450)**
FINANCING ACTIVITIES		
Notes and Other Debt, net	1,149	181
Shareholder Capital	0	215
Net cash provided by financing activities	**1,149**	**397**
Net cash increase for period	**(198)**	**(933)**

Puraclenz Holdings, Inc.
Statement of Stockholders Equity

| | Shares Issued | | Additional Paid-in | Accumulated | Stockholders' |
| | | | ($000) | | |
	Preferred Stock	Common stock	Capital	Deficit	Equity
Inception - 2020					-
Issuance of founders stock		958	-	-	-
Pre-seed Preferred Issuance	799	-	1,307	-	1,307
Seed 1 Preferred Conversion	895	-	1,442	-	1,442
Seed 2 Preferred Issuance	100		265		265
Equity Compensation Pool		688			-
Accumlated Net income (loss)	-	-	-	(1,416)	(1,416)
December 31, 2021	1,793	1,646	3,014	(1,416)	1,598
Seed 1 Preferred Conversion	31		85	-	85
Seed 2 Preferred Issuance	69		1,230	-	1,230
Shares Issued for Services		29			-
Reg CF Capital Raise		19	137	-	137
Equity Compensation Pool	-	37	-	-	-
Net income (loss)	-	-	-	(1,887)	(1,887)
December 31, 2022	1,893	1,731	4,467	(3,303)	1,164
Net income (loss)	-	-	-	(1,877)	(1,877)
December 31, 2023	1,893	1,731	4,467	(5,180)	(713)

PURACLENZ HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2023

1.   NATURE OF OPERATIONS

Puraclenz Holdings, Inc. was organized on December 29, 2021, as a Delaware corporation. The Company operates as a holding company and has generally been involved in limited activities. The Company's primary asset is its 100% ownership of Puraclenz, LLC, a Delaware LLC formed on June 25, 2020 (Puraclenz LLC and is the legal entity through which the Company does business). The financial statements of Puraclenz Holdings, Inc. (which may be referred to as "Puraclenz" or the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in New Canaan, Connecticut.

Puraclenz products are the next generation of indoor air purification. Puraclenz uses an internal UV light that reflects onto a patented titanium catalyst to generate an extraordinarily high density of positive and negatively charged ions that cling to and actively deactivate pathogens midair and on exposed surfaces.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits. As of December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $18,991.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables or amounts currently in process by third-party payment processors. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, semi-finished goods and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
R&D equipment	5 years
Computer	5 years
Tooling	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include software development, which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Goodwill

On November 6, 2020, the Company entered into an agreement to acquire certain intellectual property, trademark and patents from UVAIRx, Inc., a Colorado corporation. As a result of the transaction, the company recorded $1,399,542 of Goodwill, which is being amortized over a 10-year period ending December 2030. The agreement also specifies that the company will make royalty payments on a percentage of monthly sales (currently 3%) up to a maximum of $3.2MM. These payments are categorized as Goodwill and are being amortized for varying periods, all ending in December 2030. As of December 31, 2023, the total royalty accruals and payments made under the agreement were $600,870.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and two state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company also uses credit card and other payment processors. There is typically a two-to-five-day delay between payment by the end customer to the process and remittance of cash to the company. The maximum amount outstanding due from the processors as of December 31, 2023 was $41,290.

The Company sells its products through Amazon. Amazon remits cash to the Company every two weeks and also holds a "reserve" to cover unforeseen expenses. The amount due from Amazon varied from a low $16,829 in April 2023 to a high of $74,908 on December 31, 2023.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its products to customers.

Cost of sales

Costs of goods sold include the manufacturing costs and shipping to our third-party warehouses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023, and December 31, 2022, amounted to $1,676,034 and $978,216, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2024, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Raw materials	67,689	52,001
Work-in-process	4,621	56,907
Finished goods	591,441	314,484
Total Inventory	**663,751**	**423,392**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and amounts due from payment processors and Amazon as follows:

As of December 31,	2023	2022
Trade Receivables	10,542	72,064
Due from Payment Processors	41,299	29,725
Due from Amazon	74,908	60,345
Total Accounts Receivable	**126,749**	**162,134**

Accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Founder Compensation Payable	244,721	132,428
Wages Payable	50,342	338
Accrued Interest (Note 9)	209,808	99,561
Notes Payable (Note 9)	1,124,174	210,000
Current Portion of Long Term Debt (Note 9)	149,403	0
Royalties Payable (Note 1)	459,344	127,518
Other	1,102	15,686
Total	**2,238,894**	**585,530**

Founder Compensation Payable represents amounts due Mr. Minnick (Chairman) and Mr. Dooley (Chief Executive Officer) under the terms of their employment agreements.

Wages payable primarily represents amounts due Mr. Magill (Chief Financial Officer) under the terms of his employment agreement:

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,	2023	2022
Equipment	92,130	70,009
Tooling	472,138	168,971
Capitalized Software	56,450	56,450
Software Development - WIP	70,393	495
Property and Equipment, at Cost	691,112	295,925
Accumulated depreciation	(195,046)	(96,554)
Property and Equipment, Net	**496,066**	**199,371**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $98,492 and $54,454, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of December 31,	2023	2022
Patents	216,232	212,737
Patents Pending	90,312	63,147
Organization Costs	36,338	36,338
Start Up Costs	58,211	58,211
Covenant not to Compete	100,000	100,000
UVAIRx Orignal Goodwill (Note 1)	1,399,542	1,399,542
UVAIRx Goodwill from Royalties (Note 1)	600,870	269,044
Intangible Assets, at cost	**2,501,505**	**2,139,019**
Accumulated Amortization	(668,692)	(448,725)
Intangible Assets, net	**1,832,813**	**1,690,294**

Amortization expense for intangible assets for the fiscal year ended December 31, 2023, and 2022 was in the amount of $239,967 and $230,133, respectively.

7. STOCKHOLDERS' EQUITY

On January 1, 2023, all Puraclenz LLC members converted their ownership units in Puraclenz LLC to stock of Puraclenz Holdings, Inc. at the rate of three shares of stock for each LLC unit. The table below shows the number of shares issued and outstanding for the fiscal year ended December 31, 2023.

As of December 31, 2023	Par Value	Authorized	Issued
Class A Common Stock	$0.00001	2,000,000	958,200
Class B Common Stock	$0.00001	2,000,000	48,066
Class C Common Stock	$0.00001	2,000,000	860,578
Pre-Seed Preferred Stock	$0.00001	1,000,000	798,711
Seed 1 Preferred Stock	$0.00001	1,000,000	894,653
Seed 2 Preferred Stock	$0.00001	1,000,000	365,229
Seed 2 Preferred Stock Warrants			377,455
Seed 3 Preferred Stock	$0.00001	2,000,000	0
Fully Diluted Shares Outstanding			**4,302,892**

The Class A Common Stock and all classes of Preferred Stock have voting rights. The Class B and C Common Stock are non-voting shares. The Class C Common Stock is reserved for the Company's equity compensation pool and under the terms of the Company's Articles of Incorporation, is non-dilutive and set at 20% of the total number of shares outstanding.

8. STOCK BASED COMPENSATION

From its inception through December 31, 2023, the Company has issued options and made grants of restricted stock which were included in employment or consulting agreements. The option exercise price was the shares fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

A summary of option grant activity for 2023 and 2022 is outlined below. All grants were made at a strike price of $5.08 per share, the then fair market value.

	Granted	Vested	Forfeited
Outanding as of January 1, 2022	0	0	0
2022 Activty	20,000	625	0
Balance as of December 31, 2022	**20,000**	**625**	**0**
2023 Activity	15,000	6,561	15,625
Balance as of December 31, 2023	**35,000**	**7,186**	**15,625**

A summary of restricted stock activity is outlined below. All shares were awarded at a strike price of $0.0001 per share and will vest on either a change of control of the company or the issuance of a registration statement for an initial public offering. Shares were granted under the awards based on schedules contained in individual employment or consulting agreements.

	Awarded	Granted	Vested
Outanding as of January 1, 2022	596,477	227,759	0
2022 Activty	29,685	241,275	0
Balance as of December 31, 2022	**626,162**	**469,034**	**0**
2023 Activity	63,976	221,104	0
Balance as of December 31, 2023	**690,138**	**690,138**	**0**

9. DEBT

Since inception, the Company entered into promissory notes & loans agreements and has accrued but not paid royalties. The details and the terms are as follows:

Instrument Name	Principal Amount	Interest Rate	Borrowing Year	Maturity Date
Seed 2 Notes	$928,725	8%	2021	11/1/2023
Product Spring	$170,000	8%	2022	12/31/2022
GTR Note	$40,000	0%	2022	12/31/2022
Shopify Capital	$85,000	(1)	2022	10/15/2022
Wayflyer	$250,000	(1)	2023	11/16/2023
FlowPoint - Inventory	$562,000	20%	2023	(2)
Fundworks	$100,000	(1)	2023	6/13/2024
David Wunder	$300,000	15%	2023	4/1/2023
FlowPoint - Product Development	$300,000	18%	2023	6/1/2025
UVAIRx Overdue Royalties	$459,344	(3)		(3)

(1) - Merchant cash advance. No interest rate stated. Weekly repayment schedule

(2) - Interest only with no stated maturity

(3) - Interest on overdue royalties charged at then current Prime Rate

The following tables identify the impact on Company's Balance Sheet and Income Statement for the periods presented:

For the Year Ended December 31, 2023					For the Year Ended December 31, 2022				
Instrument Name	Interest Expense	Accrued Interest	Outstanding Principal	Total Indebtedness	Instrument Name	Interest Expense	Accrued Interest	Outstanding Principal	Total Indebtedness
Seed 2 Notes	$71,843	$159,864	$904,646	$1,064,510	Seed 2 Notes	$77,038	$88,021	$904,646	$992,667
Product Spring	$14,755	$24,590	$170,000	$194,590	Product Spring	$9,834	$9,834	$170,000	$179,834
GTR Note	$0	$0	$40,000	$40,000	GTR Note	$0	$0	$40,000	$40,000
Shopify Capital	$0	$0	$0	$0	Shopify Capital	$10,660	$0	$0	$0
Wayflyer	$32,649	$0	$0	$0	Wayflyer	$0	$0	$0	$0
FlowPoint - Inventory	$36,339	$0	$562,000	$562,000	FlowPoint - Inventory	$0	$0	$0	$0
Fundworks	$18,922	$0	$52,174	$52,174	Fundworks	$0	$0	$0	$0
David Wunder	$12,452	$3,822	$300,000	$303,822	David Wunder	$0	$0	$0	$0
FlowPoint - Product Development	$27,794	$0	$234,732	$234,732	FlowPoint - Product Development	$0	$0	$0	$0
UVAIRx Overdue Royalties	$19,826	$21,532	$459,333	$480,865	UVAIRx Overdue Royalties	$1,706	$1,706	$127,519	$129,225
Total	**$234,580**	**$209,808**	**$2,722,885**	**$2,932,693**	**Total**	**$99,238**	**$99,561**	**$1,242,165**	**$1,341,726**

10. RELATED PARTIES

- In 2022, Product Spring LLC, owned by Christopher Dooley (CEO and Co-Founder of Puraclenz) loaned money to Puraclenz LLC totaling $170,000, which remains outstanding as of 12/31/23. The loan carried a simple interest rate of 8% per annum. As of 12/31/23, the Company has recorded $24,590 of accrued interest which remains unpaid. As of April 1, 2024. The interest rate on the loans has risen to 12% per annum.

- Mr. Dooley through Product Spring LLC, Mr. Minnick (Chairman) and Mr. Magill (Chief Financial Officer) are Seed 2 noteholders. As of 12/31/23 their principal amounts due and accrued interest are:

	Original Amount	Repayment	Outstanding Balance	Accrued Interest
Christopher P. Dooley	300,000	8,846	291,154	56,368
Wendell Minnick	50,000	0	50,000	9,675
Donald G. Magill, III	200,000	10,842	189,158	31,161
Total	550,000	19,688	530,312	97,204

The notes were issued on the same terms as those offered to the other Seed 2 Noteholders and represent approximately 59% of the principal amount due to all noteholders. The notes are subject to a potential debt-to-equity swap described in Note 12.

Puraclenz LLC and Puraclenz Holdings, Inc. have made no loans to any related companies, stockholders, or officers.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of Federal, State and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 30, 2024, the date the financial statements were available to be issued.

- On January 30, 2024, the Company amended the terms of its Asset Purchase Agreement with UVAIRx, Inc (see Note 1). The key points of the amendment are:

  - The royalty rate on the Company's sales was reduced from 10% to 3%.
  - Royalties are calculated monthly and payable on the 15th of the following month.
  - The outstanding unpaid royalties were converted to a $470,000 four-year self-amortizing loan at an interest rate of 10% per annum and monthly payments of $11,920.

- The Company has been actively attempting to raise capital through an offering of up to 1,500,000 shares of Series A Preferred Stock through CIM Securities, LLC. Key offering points are:

  - A price of $3.00 per share, valuing the company at $12.9MM on a pre-money valuation
  - An 8.5% payment in kind dividend"
  - A 1.5 liquidation preference.

  As of April 30, the Company has raised $500,000 and issued 166,667 Series A Preferred Shares under the offering to a single investor as outlined below.

- On April 26, 2024, the Company closed on a $1,000,000 funding round with Royalty Capital New England Fund 1 ("RCNE"), fund managed by Longfellow Venture Partners. The key provision of the financing are as follows:

  - Purchase of 166,667 of Series A Preferred Stock (or $500,000)
  - Issuance of a $500,000 note to the Company as a royalty capital transaction
  - Repayment of the note through a 6% royalty on adjusted gross sales up to a maximum of $1,250,000 in royalty payments
  - Issuance of a warrant for the purchase of 215,145 Class B non-voting common shares exercisable through April 26,3034 at $0.00001 per share)
  - A seat on the Company's Board of Directors so long as either the note or the Preferred Stock is held by RCNE.
  - Upon agreement between RCNE and the Company and subject to the Company meeting certain 2025 revenue targets, RCNE may invest an additional $1,000,000 in a 50/50 combination of equity and debt.

- On April 26, 2023, the Company amended its Articles of Incorporation. Key changes were:

  - Authorizing 6,000,0000 shares of Class D voting stock. None have been issued.
  - Changing the name of Seed 3 Preferred Stock to Series A Preferred Stock and authorizing up to 3,000,000 shares to be issued.
  - Authorizing a payment in kind dividend rate of 8% per annum on the Series A Preferred Stock.
  - Establishing a liquidation preference of 1.5 for the Series A Preferred Stock.

- On April 26, 2023, the stockholders approved an amendment to the Company's Stockholder Agreement increasing the Board of Directors to five. The following individuals were named to the Board.

- o Wendell Minnick, Chairman.
- o Christopher P. Dooley, Chief Executive Officer
- o Donald G. Magill, III, Chief Financial Officer
- o Michael Haight, director at large
- o Joseph Puglisi, director at large

- The Company has made an offer to its Chairman and Officers to whom it currently has accrued but unpaid compensation to convert their outstanding debt to Series A preferred stock. In addition, the Company has made an offer to the Seed 2 Noteholders to convert their outstanding principal balance to Series A Preferred Stock, repay accrued interest in cash and reset the exercise price of the Seed 2 warrants issued with the Notes to $0.0001 per share. Both offers are contingent upon raising at least $2,250,00 through the Series A offering. Should the debt-to-equity offer be triggered and fully accepted, the Company would issue an additional 413,014 Series A Preferred shares and retire approximately $ 1,239,040 in debt.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, the Company has a net operating loss of $5,180,041, negative equity of $713,124 and liquid assets in cash and due from payment processors of $133,531, which is less than a year's worth of cash reserves as of December 31, 2023. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. As outlined in Subsequent Events, the Company has executed a term sheet for a $1,000,000 fund raise (50% debt and 50% preferred equity) with an investor. In addition, the company actively marketing a Series A Preferred Stock issue with a goal of raising $4,500,000, $500,000 of which was placed with a lead investor on April 26, 2024. See Note 12.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.